EXHIBIT 12

CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2008		2009		2010		2011		2012

Pretax income from continuing operations	$115,404		$120,620		$133,831		$140,556		$145,819

Additions:
Fixed charges	18,983		18,840		19,139		21,231		22,698
Amortization of capitalized interest	5		5		331		438		435

Deductions:
Capitalized interest	(659)		(258)		-		-		-

Adjusted income	$133,733		$139,207		$153,301		$162,225		$168,952

Fixed Charges:
Interest expense	$12,123		$11,599		$11,959		$13,888		$14,723
Capitalized interest	659		258		-		-		-
Interest component of rental expense	6,201		6,983		7,180		7,343		7,975

Fixed charges	$18,983		$18,840		$19,139		$21,231		$22,698

Ratio of earnings to fixed charges (a)	7.0	x	7.4	x	8.0	x	7.6	x	7.4	x

Additional earnings needed to achieve 1:1 ratio coverage	n.a.		n.a.		n.a.		n.a.		n.a.

(a) For purposes of computing the ratio of earnings to fixed charges, pretax income from continuing operations has been added to fixed charges and adjusted for capitalized interest to derive adjusted income. Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), capitalized interest, prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense. Fixed charge amounts include interest from both continuing and discontinued operations.

41